SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

Current Report Pursuant
to Section 13 or 15(d) of the
Securities Exchange Act of 1934

August 27, 2003

Date of Report (Date of earliest event reported)



SIERRA HEALTH SERVICES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	1-8865	88-0200415
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2724 North Tenaya Way Las Vegas, Nevada	89128
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (702) 242-7000

Item 9. Other Events and Regulation FD Disclosure

On Tuesday, August 26, 2003, Sierra Health Services, Inc., or Sierra, issued a press release announcing that members of senior management are schedule to present at the Bear Stearns 16th Annual Healthcare Conference in New York City on Tuesday, September 9, 2003. Sierra's presentation is scheduled to begin at approximately 11:30 a.m. Eastern Time. Investors, analysts and the general public are invited to listen to a live audio webcast of this presentation over the Internet by visiting the investors page of our website at www.sierrahealth.com.

Anyone listening to Sierra management presentations will be presumed to have read Sierra's Annual Report on Form 10-K/A for the year ended December 31, 2002, and Quarterly Reports on Form 10-Q/A for the period ended March 31, 2003 and on Form 10-Q for the period ended June 30, 2003. Listeners should review cautionary statements under "Management's Discussion and Analysis of Financial Condition" and "Results of Operations."

Any statements made or issued that are not historical facts are forward-looking and should be considered in connection with certain cautionary statements contained in our Annual Report on Form 10-K/A for the year ended December 31, 2002. Such statements are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and identify important risk factors that could cause our actual results to differ materially from those expressed in any projected, estimated or forward-looking statements relating to Sierra.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


SIERRA HEALTH SERVICES, INC.
(Registrant)


Date: August 27, 2003   /S/ PAUL H. PALMER

Paul H. Palmer
Senior Vice President
Chief Financial Officer and Treasurer
(Chief Accounting Officer)